

April 24, 2024

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

　　　Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc., and NYSE National, Inc. (collectively, the "Exchanges").

　　　For Exhibit J, the Exchanges are each filing an amendment containing an updated list of the officers, governors, and members of all standing committees of each Exchange.

　　　If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/24/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE National, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

    11 Wall Street, New York, NY 10005

    24010533

3. Provide the applicant's mailing address (if different):

    N/A

4. Provide the applicant's business telephone and facsimile number:

    212-656-2938   212-656-8101

    (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

    Martha Redding   Corporate Secretary   212-656-2938

    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

    Martha Redding

    NYSE Holdings LLC

    11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☐ Limited Liability Company   ☐ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 12/12/05   (b) State/Country of formation: Delaware

    (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/24/24   NYSE National, Inc.

By: _____   (Name of applicant)
    (Signature)   Martha Redding, Corporate Secretary
                                           (Printed Name and Title)

Subscribed and sworn before me this 24ᵗʰ day of April , 2024 by _____
                                        (Month)   (Year)   (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

APRIL 2024

The following are the officers of NYSE National, Inc., as of April 22, 2024:

Name	Title	Starting Date of Current Appointment	Type of Business
DeGregorio, David	Associate General Counsel	04/15/2021	Legal
Fitzpatrick, Michael	Senior Director	10/13/2022	Regulation
Foley, Doug	Senior Vice President	10/11/2018	Human Resources
Frouge, Tony	Chief Regulatory Officer	4/19/2024	Regulation
Gardiner, Warren	Senior Vice President and Chief Financial Officer	05/14/2021	Finance
Hebert, Ryan	Business Information Security Officer	12/15/2022	Information Security
Herrick, Jon	Chief Product Officer	10/16/2023	Markets
Hill, Robert	Senior Director, Operations	04/19/2018	Markets
Hunter, Martin	Senior Vice President, Tax & Treasurer	01/31/2017	Tax & Treasury
Klima, Jaime	Chief Regulatory Officer	04/19/2024	Legal
Larson, Stephen	Vice President	07/14/2022	Regulation
Martin, Lynn	President and Chief Executive Officer	01/01/2022	Markets
Redding, Martha M.	Corporate Secretary	07/14/2022	Legal
Spencer, Octavia	Assistant Corporate Secretary	07/01/2021	Legal
Surdykowski, Andrew J.	Senior Vice President	10/11/2018	Legal
Troy, Patrick	Associate General Counsel	04/25/2022	Legal
Turtoro, Robert	Director	01/01/2022	Markets
Tuttle, John	Vice Chairman, Chief Commercial Officer	07/18/2019	Markets
Tyrell, Kevin	Head of Equities	04/13/2023	Markets
West, Mike	Head of Operations	10/16/2023	Markets
Yamamoto, Kana	Senior Director, Assistant Treasurer	10/13/2022	Tax & Treasury

The following are the directors of NYSE National, Inc., as of April 22, 2024:

Name	Title	Starting Date of Current Appointment	Type of Business
Blaugrund, Michael	Director	12/15/2023	Financial Services/CEO
Bowen, Sharon	Director (Chair)	12/19/2019	Former Government Professional
Cunningham, Stacey	Director	12/17/2021	Former Financial Service Professional
Salerno, Frederic	Director	01/31/2017	Former Corporate Governance Professional
Tese, Vincent	Director	01/31/2017	Former Corporate Governance Professional

The following are the members of the standing committees of NYSE National, Inc., as of April 22, 2024:

1. Regulatory Oversight Committee

Name	Title	Starting Date of Current Appointment	Type of Business
Bowen, Sharon	Director	12/19/2019	Former Government Professional
Salerno, Frederic	Director (Chair)	01/31/2017	Former Corporate Governance Professional
Tese, Vincent	Director	01/31/2017	Former Corporate Governance Professional

2. Committee For Review

Name	Title	Starting Date of Current Appointment	Type of Business
Blaugrund, Michael	Director	12/15/2023	Financial Services/CEO
Bowen, Sharon	Director (Chair)	12/19/2019	Former Government Professional
Cunningham, Stacey	Director	04/13/2023	Former Financial Service Professional
Salerno, Frederic	Director	01/31/2017	Former Corporate Governance Professional

Name	Title	Starting Date of Current Appointment	Type of Business
Tese, Vincent	Director	01/31/2017	Former Corporate Governance Professional

3. Hearing Board

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Robert W. Armour II	DRW Securities, LLC	Committee member	07/18/2019	Proprietary Trading/Compliance
Michael Corrao	Virtu Americas LLC	Committee member	07/13/2023	Financial Services/Market Making/Compliance
James Draddy	Jump Trading, LLC	Committee member	07/13/2023	Proprietary Trading/Compliance
Amanda Frye	J.P. Morgan Securities LLC	Committee member	07/13/2023	Financial Services/Broker-Dealer
Joseph Reinoso	Citadel Securities LLC	Committee member	07/18/2019	Market Making/Trader
Mark Wolfe	Citadel Securities LLC	Committee member	07/13/2023	Market Making/Compliance

4. Nominating Committee

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
John Fischer	Citadel Securities LLC	Committee member	10/16/2023	Market Making/Market Structure & Business Development
Patrick King	Citadel Securities LLC	Committee member	10/11/2018	Market Making/ Designated Market Maker
Andrew McLeod	Morgan Stanley & Co. LLC	Committee member	10/11/2018	Financial Services/Analyst